

October 25, 2010

Viola Heitz
Chief Executive Officer
Southern Bella, Inc.
3505 Castlegate Court
Lexington, Kentucky 40502

      Re: Southern Bella, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 24, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 2, 2010
              File No. 333-142516

Dear Ms. Heitz:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Lyn Shenk
                         Branch Chief